

Advantage Announces Second Quarter 2012 Results

Improved Financial Flexibility Supports
Middle Montney Drilling Plans

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, August 8, 2012 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") presents our financial and operating results for the three and six months ended June 30, 2012. The following press release summarizes and discusses the unconsolidated financial and operating highlights for Advantage (excludes Longview Oil Corp).

Financial ($000, except as otherwise indicated)	Three months ended June 30, 2012 $000	per boe	Three months ended June 30, 2011 $000	per boe	Six months ended June 30, 2012 $000	per boe	Six months ended June 30, 2011 $000	per boe
Petroleum and natural gas sales	$ 27,312	$ 13.60	$ 61,405	$ 28.45	$ 60,737	$ 14.77	$ 141,037	$ 32.14
Royalties	(2,029)	(1.01)	(7,837)	(3.63)	(4,671)	(1.14)	(19,263)	(4.39)
Realized gain on derivatives	237	0.12	6,200	2.87	237	0.06	13,056	2.98
Operating expense	(10,362)	(5.16)	(14,556)	(6.74)	(22,437)	(5.46)	(37,043)	(8.44)
Operating	**15,158**	**7.55**	**45,212**	**20.95**	**33,866**	**8.23**	**97,787**	**22.29**
General and administrative [1]	(4,876)	(2.43)	(4,752)	(2.20)	(8,954)	(2.18)	(10,933)	(2.49)
Finance expense [2]	(2,935)	(1.46)	(3,963)	(1.84)	(5,642)	(1.37)	(10,134)	(2.31)
Miscellaneous income	47	0.02	110	0.05	543	0.13	135	0.03
Funds from operations	**7,394**	**$ 3.68**	**36,607**	**$ 16.96**	**19,813**	**$ 4.81**	**76,855**	**$ 17.52**
Dividends from Longview	**3,588**		**2,945**		**8,005**		**2,945**	
Total	**$ 10,982**		**$ 39,552**		**$ 27,818**		**$ 79,800**	
per share [3]	$ 0.07		$ 0.24		$ 0.17		$ 0.48	
Expenditures on property, plant and equipment	$ 7,857		$ 6,023		$ 71,184		$ 83,018	
Working capital deficit [4]	$ 13,615		$ 3,104		$ 13,615		$ 3,104	
Bank indebtedness	$ 172,005		$ 103,447		$ 172,005		$ 103,447	
Convertible debentures (face value)	$ 86,250		$ 148,544		$ 86,250		$ 148,544	
Shares outstanding at end of period (000)	167,154		165,145		167,154		165,145	
Basic weighted average shares (000)	167,087		165,076		166,814		164,784	
Operating								
Daily Production								
Natural gas (mcf/d)	124,041		129,123		126,996		120,184	
Crude oil and NGLs (bbls/d)	1,394		2,198		1,428		4,213	
Total boe/d @ 6:1	22,068		23,719		22,594		24,244	
Average prices (including hedging)								
Natural gas ($/mcf)	$ 1.65		$ 4.30		$ 1.83		$ 4.42	
Crude oil and NGLs ($/bbl)	$ 70.51		$ 85.14		$ 71.95		$ 76.05	

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

(3) Based on basic weighted average shares outstanding.

(4) Working capital deficit includes trade and other receivables, prepaid expenses and deposits,
    trade and other accrued liabilities, and the other liability

Stable Production and Low Cost Structure Continues at Glacier

➢ Funds from operations, excluding dividends received from Longview Oil Corp ("Longview"), for the second quarter of 2012 was $7.4 million or $0.04 per share, a significant reduction from the first quarter of 2012 due to a 12% decrease in the average AECO Canadian natural gas prices to $1.90/mcf during the quarter Advantage's realized natural gas price was impacted by higher transportation costs during Q2 2012 due to additional firm service commitments that came into effect through the quarter at Glacier.

➢ The tax-free dividend income received from Longview amounted to $3.6 million ($0.02 per share) during Q2 2012 as a result of Advantage's current 45.2% ownership in the shares of Longview.

➢ Production for the second quarter of 2012 averaged 22,068 boe/d (94% natural gas) compared to 23,121 boe/d during the first quarter of 2012. Glacier production averaged 96 mmcf/d during the quarter. Advantage experienced lower average quarterly production as a direct result of numerous facilities outages including a shut-down at our Glacier gas plant to complete expansion modifications and third-party facility turnarounds which affected our Nevis coal bed methane natural gas production of approximately 1,000 boe/d for three weeks and our Lookout Butte production of 1,000 boe/d in June, 2012. Additionally, production at our Lookout Butte property will remain shut-in to approximately October 2012 due to a fire that occurred at the third party facility while maintenance activities were underway. We are waiting on further updates from the third-party in regard to progress on their recovery efforts from the fire.

➢ Operating costs for the current quarter were $5.16/boe as compared to Q1 2012 of $5.74/boe. Operating costs benefited in Q2 2012 due to third party process fee equalizations that were received. Glacier operating costs were approximately $2.00/boe during the second quarter due to maintenance costs that were undertaken.

➢ Advantage's royalty rate during the second quarter of 2012 was 7.4% as compared to 7.9% in the prior quarter. The royalty rate has continued to decrease due to a higher percentage of production from Glacier and lower natural gas pricing.

➢ Capital expenditures for the three months ended June 30, 2012 were $7.9 million primarily related to the completion of our Glacier Phase IV development program which included expansion of our 100% working interest Glacier gas plant processing capacity to 140 mmcf/d.

➢ On May 22, 2012 Advantage sold 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. The net proceeds were utilized to repay outstanding bank indebtedness. As of June 30, 2012, bank indebtedness was $172.0 million, leaving an undrawn credit facility of $128.0 million. In addition, Advantage's 45.2% ownership in the shares of Longview had an asset value of approximately $154 million. Our undrawn credit facility, ownership of Longview shares and cash flow provide final flexibility to support our Middle Montney drilling plans.

Looking Forward – Drilling to Further Evaluate NGL Potential in the Middle Montney

➢ Two of our four Middle Montney wells were tied-in and produced during Q2 2012. The wells were further tested for liquid content and confirmed the estimated liquid yields that were observed during the initial well testing conducted in Q1 2012. Liquid yields are internally estimated to range from 25 bbls/mmcf to 50 bbls/mmcf assuming a shallow cut refrigeration process. Liquid yields could be increased through construction of a higher cost facility which involves a deep cut liquids extraction process. We estimate liquid yields could be 57 bbls/mmcf to 90 bbls/mmcf assuming a deep cut liquids extraction process. The propane, butane and condensate components are estimated to comprise 46% to 60% of the liquid yield in a deep cut liquids extraction process (see Advantage press release dated March 15, 2012). Natural gas production from the Middle Montney wells are demonstrating a shallow decline indicating that further optimization potential may exist.

➢ Additional geological and engineering work has been undertaken to better characterize the Middle Montney reservoir and rock characteristics in conjunction with investigating modified completion techniques. This analysis will be important to the future completions of three additional Middle Montney horizontal wells which are scheduled to spud by mid-August 2012. Field activities have been delayed due to continued wet weather conditions at Glacier.

➢ Guidance for the 12 months ending June 30, 2013 is estimated as follows:

Production average	22,000 boe/d to 23,000 boe/d (95% natural gas)
Royalty rate	6% to 8%
Operating expense	$5.50/boe to $5.95/boe
Capital expenditures	$70 million to $80 million

➢ Production during H2 2012 is expected to average 21,000 boe/d to 22,000 boe/d with capital expenditures of approximately $40 to $50 million. Production during Q3 2012 will be impacted due to the continued shut-in of our Lookout Butte property. As a result of the prevailing low natural gas pricing environment, we will maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d through to July 2013 utilizing our inventory of 14 wells that will be completed as required to offset declines.

➢ Our 12 month capital program will include 3 additional Middle Montney evaluation wells and the completion of 14 existing wells (from our Phase IV drilling program) over this period. Additional Middle Montney wells may be drilled in H1 2013 depending on results and natural gas prices.

➢ We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment.

Interim Consolidated Financial Statements and MD&A

➢ Advantage's unaudited interim consolidated financial statements for the three and six months ended June 30, 2012 together with the notes thereto, and Management's Discussion and Analysis for the three and six months ended June 30, 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include, but are not limited to, statements relating to, expected timing of shut-in of Lookout Butte property; estimated liquid yields; anticipated effect of construction of a higher cost facility on liquid yields; estimated increase in liquid yields assuming a deep cut liquid extraction process; estimated percentage of propane, butane and condensate components comprising the liquid yield in a deep cut liquids extraction process; further optimization potential of the Corporation's Middle Montney wells; anticipated timing of drilling of three additional Middle Montney horizontal wells; anticipated average production, royalty rate, operating expenses and capital expenditures for 2012; anticipated average production and capital expenditures during the second half of 2012; impact of continued shut-in of the Lookout Butte property on production; expected production from the Glacier area; expectations regarding drilling of additional Middle Montney wells in the first half of 2013; the Corporation's expectations regarding its ability to protect Advantage's business in the current industry and economic environment; and industry conditions, including expectations regarding improvements in the natural gas price environment. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: the impact of general economic conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation's production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.